Filed by Chicago Bridge & Iron Company N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9(a) and 14a-12(b)

of the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File No.: 1-12815

The following are talking points that were distributed by Chicago Bridge & Iron Company N.V. to certain employees on December 18, 2017.

CB&I and McDermott to Combine

Employee Messaging and Talking Points

Our New Partners

McDermott is a leading provider of integrated engineering, procurement, construction and installation services – or EPCI – for offshore and subsea field developments worldwide, operating in 20 countries with 12,000 employees. They deliver fixed and floating production facilities, pipelines and subsea systems from concept to commissioning to help energy companies safely produce and transport hydrocarbons.

McDermott’s focus on offshore and subsea developments is a natural complement to CB&I’s focus on the downstream oil and gas and power industries. Our companies have complementary capabilities and customer relationships, as well as a similar geographic focus.

A Transformative Combination

Combining the world-class expertise, capabilities and experience of McDermott and CB&I will strengthen our financial outlook and expand our business across geographies and end markets. In turn, this will create new opportunities for many employees to be a part of a company that is:

•	A global leader in onshore and offshore facility construction in the upstream and downstream hydrocarbon and power end markets

•	Strengthened by scale, diversification, technology and a balanced global portfolio in high-growth markets

More Competitive, More Diverse, More Opportunity

Our combined workforces will form a leading vertically integrated onshore-offshore company, and our level of competitiveness will be hard to match.

The new, combined company will be able to pursue large-scale projects and respond to evolving customer needs by providing them with the most complete energy infrastructure services, while offering our employees continued opportunities for growth in broader areas of our industry.

Uniting our businesses and cultures will also create positive opportunities to achieve the following:

•	Provide a customer-centric, total solution

•	Collaborate on end-to-end facility solutions to maximize the value of our customers’ assets

•	Better manage risk through a focus on people, process and vertical integration

•	Have the scale to compete with any global E&C contractor

•	Counter market cyclicality through more diverse upstream and downstream offerings

•	Integrate our engineering, construction and fabrication capabilities

Stronger Financial Profile, Best Path Forward

CB&I’s financial outlook has improved recently with the sale of the Capital Services business, the execution of its cost savings program, suspending its quarterly dividend, an improved outlook on new awards and prospects, and several other factors.

CB&I’s Supervisory Board and management team have been working together diligently to determine our best path forward to position CB&I for long-term growth and success. While CB&I announced the intent to sell its Technology and former Engineered Products businesses in August to strengthen its balance sheet, after careful consideration, our board and management team ultimately decided to pursue this alternative path. We believe this path will create significant long-term opportunity for shareholders, customers and employees.

The combined company will benefit from an enhanced financial profile primed to drive growth and achieve significant synergies, will have a stronger capital structure and is expected to generate strong free cash flow.

A Positive Future for Employees

While this combination impacts every CB&I employee, it is important to keep in mind that we believe this is the best path forward. In the end, this combination will create a positive future for the company.

The transaction is expected to close in the second quarter of 2018, following customary legal and regulatory requirements and conditions, and shareholder approvals. In the interim, the two companies will operate separately and conduct business as usual. For that reason, please continue to focus on your existing responsibilities.

Many of you will have questions about your future. These are natural and understandable, and CB&I’s leadership is committed to sharing as much information with you in as timely a manner as possible.

Our leadership team has spent a considerable amount of time with McDermott’s leadership team, and there is alignment in terms of philosophies on employee engagement, empowerment and communication. Following the close of the transaction, McDermott’s President and CEO, David Dickson, will lead the combined company. Additionally, our President and CEO, Patrick K. Mullen, will stay with the company for a transition period in order to assist with the integration efforts as we work to ensure the capabilities and synergies of the combined company are maximized. Following the close of the transaction, operational leadership of the combined company will include representatives from both companies.

CB&I’s leadership is committed to ensuring that the transaction is as seamless as possible for CB&I’s employees. To that end, both CB&I and McDermott will be forming integration planning teams, with Jim Sabin leading the planning efforts for our company before the close of the transaction.

The CB&I family is built around an extremely talented group of employees. Our new partners at McDermott recognize that and they look forward to working with us in creating new opportunities for success as one company.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

Various statements in this communication, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: anticipated cost and revenue synergies, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow and permanent financing. These forward-looking statements speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination; the risk that a condition to the closing of the anticipated combination may not be satisfied or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings, and the other risk factors discussed in McDermott’s and CB&I’s most recent Annual Reports on Form 10-K, as well as each company’s other filings with the SEC. These factors are not necessarily all the factors that could affect McDermott or CB&I. Unpredictable or unanticipated factors could also have material adverse effects on actual results of matters that are the subject of these forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises, except as required by applicable securities laws and regulations. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of these forward-looking statements and (2) use caution and common sense when considering these forward-looking statements.

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